FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Langbo, Arnold G.	2. Issuer Name and Ticker or Trading Symbol Johnson & Johnson (JNJ)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) One Johnson & Johnson Plaza	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 10, 2003
(Street) New Brunswick, NJ 08933		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	01/16/01(1)		P		92	A	$46.94		I	By Broker-Directed IRA
Common	02/01/01(1)		P		86	A	$46.94		I	By Broker-Directed IRA
Common	02/07/01(1)		S		34	D	$47.46		I	By Broker-Directed IRA
Common	05/17/01(1)		P		20	A	$49.72		I	By Broker-Directed IRA
Common	05/17/01(1)		P		10	A	$49.72		I	By Broker-Directed Living Trust
Common	07/25/2001		P		27	A	$52.27		I	By Broker-Directed IRA
Common	07/25/2001		P		19	A	$52.27		I	By Broker-Directed Living Trust
Common	07/26/2001		P		8	A	$52.85		I	By Broker-Directed IRA
Common	07/26/2001		P		6	A	$52.85		I	By Broker-Directed Living Trust
Common	08/22/2001		P		20	A	$54.52		I	By Broker-Directed IRA
Common	08/22/2001		P		15	A	$54.52	50	I	By Broker-Directed Living Trust
Common	01/11/2002		G	V	900	D
Common	01/18/2002		S		10	D	$59.87		I	By Broker-Directed IRA
Common	10/23/2002		S		15	D	$57.06	194	I	By Broker-Directed IRA
Common	12/02/2002		G	V	800	D		135(2)	D
Common	01/11/2002		G	V	900	A		900(3)	I	Held in Trust for Wife
Common								700	I	Held in Foundation
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(4)	1 for 1									Common			32,502	D
Employee Stock Option (Right to Buy)(5)	$52.20		2/10/2003	A		6,300		02/10/04	02/09/13	Common	6,300	$52.20	6,300	D

Explanation of Responses:

(1) Adjusted to reflect two-for-one stock split.
(2) Includes 400 shares previously reported as owned by Reporting Person but omitted from recent Form 4 filings due to clerical error (adjusted to reflect two-for-one stock split).
(3) The Reporting Person disclaims beneficial ownership of such securities for purposes of Section 16 or for any other purpose.
(4) The Phantom Stock Units held under the Issuer's Non-Employee Director Deferred Fee Plan as of January 31, 2003 are to be settled in cash upon the Reporting Person's Retirement.
(5) Issued pursuant to Issuer's Stock Option Plan.

By: /s/ A. G. Langbo A. G. Langbo **Signature of Reporting Person	February 11, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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